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                          January 2, 2024

       Joseph Hagan
       Chief Executive Officer
       Regulus Therapeutics Inc.
       4224 Campus Point Court, Suite 210
       San Diego, CA 92121

                                                        Re: Regulus
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 27,
2023
                                                            File No. 333-276287

       Dear Joseph Hagan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Asa Michael Henin